Exhibit 99.23

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Carbon Streaming Corporation (the “Company”) 4 King Street West, Suite 401 Toronto, Ontario
4 King Street West, Suite 401
Toronto, Ontario
M5H 1B6

Item 2	Date of Material Change

October 22, 2021

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company on October 19, 2021 through Business Wire and filed on the system for electronic document analysis and retrieval (“SEDAR”) at www.sedar.com under the Company’s profile.

Item 4	Summary of Material Change

On October 22, 2021, as announced in its press release on October 19, 2021, the Company completed its previously announced consolidation (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”), common share purchase warrants (“Warrants”) and special warrants (the “Special Warrants”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The terms of the Consolidation (reverse stock split) were previously determined by the board of directors of the Company in accordance with the constating documents of the Company. The Consolidation was implemented on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares. The Company also consolidated all of its issued and outstanding Warrants and Special Warrants on the same basis in accordance with the terms of their respective governing indentures and certificates. The Consolidation took effect after the close of business on Friday, October 22, 2021. Having received NEO Exchange Inc. (“NEO Exchange”) acceptance of the Consolidation, the Common Shares and listed Warrants commenced trading on a post-Consolidation basis on the NEO Exchange at the opening of trading on October 25, 2021. The Company’s name and trading symbols on the NEO Exchange remain unchanged.

In accordance with the provisions of the Business Corporations Act (British Columbia), if, as a result of the Consolidation, a shareholder was otherwise entitled to a fraction of a Common Share in respect of the total aggregate number of pre-Consolidation Common Shares held by such shareholder, no such fractional Common Share were awarded. The aggregate number of Common Shares that such shareholder was entitled to receive, if the fraction was less than one half of one share, was rounded down to the next closest whole number of Common Shares, and if the fraction was at least one half of one share, it was rounded up to one whole Common Share.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

For further information contact Justin Cochrane, Chief Executive Officer by phone at (647) 846-7765 or by email at info@carbonstreaming.com.

Item 9	Date of Report

October 29, 2021